JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G to which this Agreement is annexed as Exhibit A, and any amendments thereto, is and will be filed on behalf of each of them in accordance with the provisions of Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended.

Date: March 13, 2026

Long Path Smaller Companies Fund, LP

By: Long Path Fund GP, LLC, its general partner

By: /s/ William Thomas Brennan
William Thomas Brennan, Managing Member

Long Path Fund GP, LLC

By: /s/ William Thomas Brennan
William Thomas Brennan, Managing Member

Long Path Partners, LP

By: Long Path Holdings LLC, its general partner

By: /s/ William Thomas Brennan
William Thomas Brennan, Managing Member

Long Path Holdings LLC

By: /s/ William Thomas Brennan
William Thomas Brennan, Managing Member

William Thomas Brennan

/s/ William Thomas Brennan
William Thomas Brennan, individually

Brian Paul Nelson

/s/ Brian Paul Nelson
Brian Paul Nelson, individually